Mail Stop 4561

	December 8, 2006

Evan F. Denner
Quadra Realty Trust, Inc.
c/o Hypo Real Estate Capital Corporation
622 Third Avenue
New York, New York  10017

	Re:	Quadra Realty Trust, Inc.
		Registration Statement on Form S-11
      Filed November 9, 2006
		Registration No. 333-138591

Dear Mr. Denner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that you intend to elect to be taxed as a REIT and that a portion of the offering proceeds do not have a specified use of proceeds. To the extent substantially all of the offering proceeds do not have a specified use, the offering may constitute a "blind-pool" offering. Accordingly, the registration statement would have to include the disclosures described in Industry Guide 5. See Securities Act Release 33-6900. Please revise to include the applicable Guide 5 disclosures or tell us why you believe this offering is not a blind pool.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide us with a detailed analysis of why your current and proposed business and investment strategy will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

Prospectus Summary, page 1

4. The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Please revise to remove the reference to an incomplete summary.

Our Manager, page 2

5. Please provide us support for your belief that the manager is "one of the leading real estate financiers in the country."

Our Business Strengths, page 3

6. Please clarify your statement that one of the byproducts of a CMBS platform is the creation of B notes and mezzanine loans.

Incentive Fee, page 7

7. The current format for this disclosure is difficult to understand because you have included embedded lists and numerous parenthetical phrases. Please revise to make the formula easier to comprehend.
Provide an example to illustrate how the formula will be applied.

Initial Asset Contribution, page 8
8. Please provide a detailed legal analysis of whether the shares to be issued under the terms of the contribution agreement should be integrated with the registered offering.

9. Please revise to disclose and tell us how the initial asset contribution will be accounted for. Specifically, tell us whether the assets will be recorded at their fair value on the date of the contribution or at the manager`s historical cost.

10. To the extent that any loans presented in the table have not closed prior to your distribution of the preliminary prospectus, please present these loans in a separate table.

11. Please include a footnote to disclose the reasons for the difference between the "Our Allocation" and "Our Outstanding Balance" columns. For example, please disclose if the difference relates to loan amortization, periodic loan drawdowns or other reasons.

12. Please tell us why two of the mezzanine loans have a fair market value of zero.

13. Please provide additional detail in footnote 2 regarding your calculation of the premium, including why you selected a 9% rate.
Please provide us, as an example, the support for your calculation of premium and fair market value for Riverside H&I.

14. Please include a footnote to the 13th column to explain the calculation of fair market value. Please also advise us whether this calculation is relevant to the fair market value calculation utilized in the initial asset contribution.

Operating and Regulatory Structure, page 11

15. Please disclose, if true, that you have received an opinion of counsel regarding your status as a REIT.

Risk Factors

We are dependent upon our Manager, who has no experience operating a
REIT, page 16

16. Please include risk factor disclosure related to the limited involvement, if any, of your board in approving your investments.

17. Please include risk factor disclosure that the management agreement does not require the manager to dedicate specific personnel to fulfilling its obligations to you under the agreement, or require any personnel to dedicate a specific amount of time

Mortgage investments that are not United States government insured and non-investment grade mortgage assets involve risk of loss, page
25

18. Please disclose that delays in obtaining long term securitization financing will extend your default risk exposure.

We may invest in the equity securities of CDOs and such
investments
involve significant risks, including that CDO equity receives distributions from the CDO only if the CDO generates enough income to
first pay the holders of the debt securities and its expenses, page
27

19. If you intend to invest in CDO equity securities for CDOs not sponsored by you or the manager, please provide expanded disclosure of the associated risks, including a discussion of the difficulty in performing diligence on the underlying assets.

Maryland takeover statutes may prevent a change of our control, which could depress our stock price, page 33

20. Please disclose that you have opted out of these statutes, but may opt-in in the future.

Distribution Policy, page 41
21. We note your statement in the fourth paragraph that a portion of distributions may be designated by you as long-term capital gain. Please expand the disclosure to briefly describe the circumstances that would cause you to designate distributions as capital gain. In addition, please briefly describe the circumstances that would cause distributions to be treated as a return of capital.

Capitalization, page 42

22. Please revise to remove cash from the capitalization table.

Management`s Discussion and Analysis..., page 44

23. We note the reference in the first paragraph to "Selected
Historical and Pro Forma Financial Information," but are unable to locate this section. Please revise or advise.

24. We note your discussion of trends in the commercial real estate business. Please expand your discussion to address any material trends in the short-term and long-term financing markets, including any volatility in CDO and CMBS spreads.

Interest Rate Risk, page 50

25. Please expand your discussion to describe the relative degree of risk between when your originate the investment using short term financing and when you eventually utilize long term financing to match fund your assets and liabilities.

Description of Initial Assets, page 62

26. We note your disclosure in a number of instances that you and the manager own pari passu interests in the loans. With respect to loans that include other participating lenders, please disclose whether your interests are pari passu with those other lenders. If not, please disclose your relative loss position.

27. The disclosure of the total loan amount and your participation amount for the Trump International Hotel loan are inconsistent between the table and the narrative disclosure. Please revise or advise.

B Notes, page 66

28. Please disclose whether the manager owns the A note for the 86th
Street and 3rd Avenue loan.

Management, page 84
29. We note that your board will consist of at least five directors.
Please revise to disclose when the remaining four directors will be elected. Identify any future directors who have consented to being named in the registration statement and file their consents as exhibits to the registration statement.

Security Ownership of Certain Beneficial Owners and Management,
page
92
30. Please include all ownership amounts in your next amendment, or tell us why these amounts are not yet known.

Where You Can Find More Information, page 131

31. Please update the SEC address.  100 F Street, N.E.,
Washington,
D.C. 20549.

Financial Statements
Report of Independent Registered Public Accounting Firm, Page F-2
32. Please include a signed copy of your auditors report with your amended filing.

Part II.  Information Not Required in Prospectus

Item. 16.  Exhibits
33. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest, Staff Accountant at 202-
551-
3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3785 with any other questions.



      Sincerely,



Karen J. Garnett
Assistant Director

cc:	David Goldschmidt, Esq. (via facsimile)



Evan F. Denner
Quadra Realty Trust, Inc.
December 8, 2006
Page 7